

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Shelly A. Dumas-Magnin
Vice President and Controller
Schneider National, Inc.
3101 South Packerland Drive
Green Bay, Wisconsin 54313

> **Re: Schneider National, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-38054**

Dear Shelly A. Dumas-Magnin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements
Note 10 - Common Equity, page 60

1. Please revise the financial statements in your periodic reports to include changes in the number of shares of equity securities, including shares issued upon conversion, exercise, or satisfaction of required conditions, alongside the numerical activity in the Statements of Shareholders' Equity, or within a corresponding note to your financial statements, to comply with FASB ASC 505-10-50-2 and 3, and Rule 5-02.29 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Karl Hiller, Branch Chief, at (202) 551- 3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thom Jackson